VELA MOTOR COMPANY LLC

Unaudited Financial Statements For The Years Ended December 31, 2017 and 2016

January 5, 2018



Jason M. Tyra
CPA PLLC

Independent Accountant's Review Report

To Management
Vela Motor Company LLC
Bountiful, UT

We have reviewed the accompanying balance sheet of Vela Motor Company LLC as of December 31, 2017 and 2016, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not ex-press such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
January 5, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

VELA MOTOR COMPANY LLC
BALANCE SHEET
DECEMBER 31, 2017 AND 2016
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		2017		2016
ASSETS				
CURRENT ASSETS				
Cash	$	87	$	14,475
TOTAL CURRENT ASSETS		87		14,475
TOTAL ASSETS		87		14,475
LIABILITIES AND MEMBERS' EQUITY				
CURRENT LIABILITIES				
Accounts Payable		-		14,045
TOTAL CURRENT LIABILITIES		-		14,045
TOTAL LIABILITIES		-		14,045
MEMBERS' EQUITY				
Contributed Capital		65,000		50,000
Retained Earnings (Deficit)		(64,913)		(49,570)
TOTAL MEMBERS' EQUITY		87		430
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	87	$	14,475

VELA MOTOR COMPANY LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Operating Expense		
General & Adminstrative	15,343	16,205
	15,343	16,205
Net Income from Operations	(15,343)	(16,205)
Net Income	$ (15,343)	$ (16,205)

VELA MOTOR COMPANY LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

		2017		2016
Cash Flows From Operating Activities				
Net Income (Loss) For The Period	$	(15,343)	$	(16,205)
Change in Accounts Payable		(14,045)		14,045
Net Cash Flows From Operating Activities		(29,388)		(2,160)
Cash Flows From Financing Activities				
Change in Contributed Capital		15,000		-
Net Cash Flows From Investing Activities		15,000		-
Cash at Beginning of Period		14,475		16,635
Net Increase (Decrease) In Cash		(14,388)		(2,160)
Cash at End of Period	$	87	$	14,475

VELA MOTOR COMPANY LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2017 AND 2016

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NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Vela Motor Company LLC ("the Company") is a limited liability company organized under the laws of the State of Utah. The Company intends to conduct development activities related to internal combustion engines.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. The Company earned no revenue during the years ended December 31, 2017, and 2016.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. As such, all items of income and expense are reported by the members of the Company on their individual tax returns. The Company's initial tax filing will be subject to inspection by the IRS for three years form the original due date, or the date filed, whichever is later.

NOTE D- MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the liability of members of the Company for the Company's obligations is limited to each member's capital in the Company.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before January 5, 2018, the date that the financial statements were available to be issued.